UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contacts:	Gravity Co. Ltd
James Ohsung Kwon
82-2-2019-6050
ryu@gravity.co.kr
- or -
Brian Rafferty
Taylor Rafferty, New York
1-212-889-4350
- or -
John Dudzinsky
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com

Gravity Announces Changes in Management

Seoul, August 11, 2006 — Gravity, Co., Ltd. (Nasdaq: GRVY), an online game developer and publisher, announced today that effective as of August 1, Mr. Tae Sung Hwang has been elected as Chief Financial Officer (CFO) and Investor Relations Officer (IRO) to replace Mr. James Ohsung Kwon who resigned from his posts as CFO and IRO so that he may focus on new business development and investment.  In addition, Mr. Seungtaik Baik, currently a member of our board of directors and our Chief Marketing Officer (CMO) has been promoted to Senior Executive Vice President and will hold the office of Chief Operating Officer (COO) previously held by Mr. Kyu Hyeong Lee, in addition to his position as CMO. Mr. Kyu Hyeong Lee, will serve the Company as its Chief Compliance Officer (CCO) which he has held since February of 2006 and Executive Vice President of Human Resources.

Mr. Hwang brings to Gravity years of multi-jurisdictional accounting and financial experience, having worked at some of the most prestigious accounting firms for more than 10 years. Mr. Hwang’s experiences include Samjong KPMG, the Korea member firm of KPMG International, on consulting and due-diligence assignments and Arthur Andersen LLP in Atlanta, Georgia, on audit assignments. Mr. Hwang also brings experience working with NASDAQ-listed companies from his time at KPMG Azsa & Co. where he was in charge of auditing the firm’s NASDAQ-listed clients.

Mr. Hwang holds a bachelor’s degree in economics from Keio University, Tokyo, Japan. Mr. Hwang qualified as a certified public accountant in Japan in 1999.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok Online, is a popular online game currently offered commercially in 21 markets, including Japan, Taiwan and Thailand. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 8/11/2006
	By:	/s/ Il Young Ryu

	Name:	Il Young Ryu
	Title:	Chief Executive Officer